UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR INVESTS ARS 79,398 MILLION AND RECORDS AN IMPROVEMENT IN ALL ITS OPERATING INDICATORS

THE FIVE-YEAR ELECTRICITY RATE REVIEW (RQT) IS APPROVED

MAIN FINANCIAL INDICATORS

*The figures for the first quarter of the previous year have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

Buenos Aires, May 9, 2025, the Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the period ended March 31, 2025, which show a profit of ARS 35,911 million.

Taking into consideration the impact of the implemented provisional electricity rate adjustments, the results of operations for the period reflect an operating and financial improvement, which allowed the Company to continue making the investments necessary for maintaining and improving the quality of the service it provides, with technology and innovations, promoting a responsible and efficient use of energy. This is reflected in the levels reached by our SAIDI and SAIFI indicators, as well as in the satisfaction levels of our customers.

Furthermore, on April 29, 2025, through Resolution No. 304/25, the National Electricity Regulatory Agency (ENRE) approved our Five-Year Tariff Review and the tariff schedules, applicable as of May 1 of the current year.

In this regard, in the first quarter of 2025, compared to the same period of the previous year, both, revenue and the distribution margin reflect an improvement with increases of 48% and 43%, respectively. This is due to the monthly adjustments of the electricity rate that took place uninterruptedly from August 2024 until February 2025.

The EBITDA resulted in a profit of ARS 63,243 million, as a consequence of the higher revenue recorded due to the restoring of the electricity rate, which allows the Company to meet its main operating expenses, as compared to the ARS 6,854 million in the same period of 2024.

The profit for the period as of March 31, 2025 amounted to ARS 35,911 million, with an optimization of operating costs having been recorded.

As for Investments, in the first quarter of 2025, they amounted to ARS 79,398 million, which, in constant values, are 4% higher than the investments recorded in the same period of 2024. This demonstrates Edenor’s commitment to improving the quality of and expanding the service.

OPERATING INDICATORS

Electricity sales in the first quarter of 2025 decreased 0.6% to 5,947 GWh, as compared to the 5,981 GWh sold in the same period of the previous year, whereas the number of customers increased by 1.3%.

Energy losses TAM (Rolling Annual Rate) as of March 2025 were 15.5%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 12, 2025